Exhibit 99.1

ParaZero Concluded Another Field Test Demonstrating 100% Success Rate in Countering Hostile Drone Threats on Critical and Sensitive Infrastructure

Kfar Saba, Israel, Aug. 25, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the successful completion of a field trial of its Defend Air Hand-Held Net Gun System ordered by the main branch of Israel’s defense sector. ParaZero demonstrated the system’s operational effectiveness in protecting critical infrastructure and other sensitive facilities against hostile drone threats.

During the demonstration, DefendAir achieved, again, a 100% interception success, neutralizing every real-time operational scenarios. The system proved its accuracy and effectiveness in layered defense, offering a unique last-line solution for critical infrastructure and other sensitive facilities. This demonstration follows a prior demonstration that ParaZero completed in July 2025 with a select group of Israeli security and defense professionals where the DefendAir also achieved 100% interception success, effectively neutralizing every fast-incoming multirotor drone threat in real-time scenarios

The session included an in-depth discussion on the evolving threat of drone incursions, the limitations of existing solutions, and the growing need for multi-layered defense strategies, particularly against passive, non-transmitting drones that cannot be intercepted via traditional radio frequency-based methods, such as fiber-optic-guided drones.

The live field trial of the DefendAir Hand-Held Net Launcher showcased its ability to rapidly neutralize fast-approaching multirotor drones, simulating a real-time threat scenario as detailed by the branch that ordered the demo. The demonstration generated strong interest and highly positive feedback from attendees.

According to a recent market research, the global anti-drone (counter-UAS) market size was valued at $2.4B in 2024. The market is projected to grow from $3.1B in 2025 to $12.24B by 2032, exhibiting a CAGR of 21.62% during the forecast period. (Source: https://www.fortunebusinessinsights.com/anti-drone-market-102593)

“We are proud to have successfully completed yet another field trial as demanded by one of the major Israeli defense entities,” said Ariel Alon, CEO of ParaZero. “The results reinforce our belief that DefendAir is a reliable, scalable and truthful solution for both military and civilian applications. As the global drone threat landscape continues to evolve, we believe that DefendAir provides defense forces and governments with a comprehensive layer of protection for sensitive areas.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the expected growth of the global anti drone market and the evolution of the global drone threat landscape. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com